Exhibit 99.1

Jaguar Mining Addresses NYSE Listing Standard

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, Dec. 3, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company") (JAG: TSX) (JAG: NYSE) today announced that the New York Stock Exchange has notified the Company that it has fallen below the NYSE's continued listing standard relating to the price of its common stock.  The NYSE requires that the average closing price of a listed company's common stock be above $1.00 per share over a consecutive 30 trading-day period.  As of November 30, 2012, the date of the NYSE notice, the 30 trading-day average closing price of Jaguar's common stock was $0.94 per share.

Under the NYSE's rules, Jaguar has a period of six months to bring its share price and 30 trading-day average share price back above $1.00.  During this period, Jaguar's common stock will continue to be traded on the NYSE, subject to compliance with all other NYSE continued listing requirements.  As required by the NYSE in order to maintain its listing, Jaguar will notify the NYSE by December 14, 2012 that it intends to cure the price deficiency.

Commenting on the NYSE notification, David Petroff, Jaguar's President and CEO stated, "We are taking measured, thought-out steps in the execution of a comprehensive strategy designed to restore profitability and deliver improved value creation for our shareholders.    We are now beginning to see traction from our turnaround efforts initiated earlier in the year and continued success in our cost reduction efforts within the operations. We expect this will lead to improved financial results and stability over 2013."

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2011 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 17:43e 03-DEC-12